AIM INVESTMENTS

40-33
Branch 18
811-7758

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

June 30, 2004

04041668

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of an Order in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al* transferring the case from Tampa, Florida to Houston, Texas.

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

FILED

2:21

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

DOLORES BERDAT, MARVIN HUNT
MADELINE HUNT, RANDAL C.
BREVER, and RHONDA LECURU,

Plaintiffs,

CASE NO.: 8:04-CV-978-T24-TBM

v.

INVESCO FUNDS GROUP, INC.,
INVESCO INSTITUTIONAL (N.A.),
INC., INVESCO DISTRIBUTORS,
INC., AIM ADVISORS, INC., and
AIM DISTRIBUTORS, INC.

ORDER

Defendants, Invesco Funds Group, Inc., Invesco Institutional (N.A.), Inc., Invesco Distributors, Inc., A I M Advisors, Inc. and A I M Distributors, Inc., have moved to transfer this action to the Southern District of Texas pursuant to 28. U.S.C. §1404(a). Plaintiffs have indicated that they do not oppose the motion.

Accordingly, the Court transfers this action against Invesco Funds Group, Inc., Invesco Institutional (N.A.), Inc., Invesco Distributors, Inc., A I M Advisors, Inc. and A I M Distributors, Inc. to the United States District Court for the Southern District of Texas, Houston Division, pursuant to 28 U.S.C. § 1404(a).

Dated this 28 day of June, 2004.

Susan C. Bucklew
United States District Court

{TP141340.1}

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